SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File No. 001-36675

FIAT CHRYSLER AUTOMOBILES N.V.

(Translation of Registrant’s Name Into English)

Fiat House

25 St. James’s Street

London SW1A 1HA

United Kingdom

Tel. No.: +44 (0) 1753 519581

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The following exhibits are furnished herewith:

Exhibit 4.1	Indenture, dated as of April 14, 2015, between Fiat Chrysler Automobiles N.V. and The Bank of New York Mellon, as Trustee, relating to senior debt securities

Exhibit 4.2	Form of 4.500% Rule 144A Global Note due 2020

Exhibit 4.3	Form of 4.500% Regulation S Global Note due 2020

Exhibit 4.4	Form of 5.250% Rule 144A Global Note due 2023

Exhibit 4.5	Form of 5.250% Regulation S Global Note due 2023

Exhibit 4.6	Registration Rights Agreement, dated as of April 14, 2015, between Fiat Chrysler Automobiles N.V. and J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Representatives of the other several Initial Purchasers

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2015	FIAT CHRYSLER AUTOMOBILES N.V.

	By:	/s/ Richard K. Palmer
		Name:	Richard K. Palmer
		Title:	Chief Financial Officer

Index of Exhibits

Exhibit Number	Description of Exhibit

Exhibit 4.1	Indenture, dated as of April 14, 2015, between Fiat Chrysler Automobiles N.V. and The Bank of New York Mellon, as Trustee, relating to senior debt securities

Exhibit 4.2	Form of 4.500% Rule 144A Global Note due 2020

Exhibit 4.3	Form of 4.500% Regulation S Global Note due 2020

Exhibit 4.4	Form of 5.250% Rule 144A Global Note due 2023

Exhibit 4.5	Form of 5.250% Regulation S Global Note due 2023

Exhibit 4.6	Registration Rights Agreement, dated as of April 14, 2015, between Fiat Chrysler Automobiles N.V. and J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Representatives of the other several Initial Purchasers